Exhibit 8

AMENDMENT No. 3

TO

INVESTMENT AGREEMENT

BY AND BETWEEN

NCI BUILDING SYSTEMS, INC.

AND

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

Dated as of October 8, 2009

AMENDMENT No. 3
TO
INVESTMENT AGREEMENT

This AMENDMENT No. 3 (this “Amendment No. 3”), dated as of October 8, 2009, to the Investment Agreement, dated as of August 14, 2009, by and between NCI BUILDING SYSTEMS, INC., a Delaware corporation, and CLAYTON, DUBILIER & RICE FUND VIII, L.P., a Cayman exempted limited partnership (the “Investor”), as amended by that Amendment, dated August 28, 2009, by and between the Company and the Investor and by that Amendment No. 2, dated as of August 31, 2009, by and between the Company and the Investor (as so amended, the “Investment Agreement”).

WHEREAS, Section 13 of the Investment Agreement provides for the amendment of the Investment Agreement in accordance with the terms set forth therein; and

WHEREAS, capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Investment Agreement.

NOW THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants and conditions contained herein, the parties hereto agree as follows:

Section 1.  Definitions; References.  Unless otherwise specifically defined herein, each term used herein shall have the meaning assigned to such term in the Investment Agreement. Each reference in the Investment Agreement to “hereof,” “herein,” “hereunder,” “hereby,” “hereto” and “this Agreement” shall, from and after the date hereof, refer to the Investment Agreement as amended by this Amendment No. 3, and each reference in the Transaction Documents (other than the Investment Agreement) and in the Disclosure Letter to “the Investment Agreement” shall refer to the Investment Agreement as amended by this Amendment No. 3.

Section 2.  Addition of Exhibit J.  A new Exhibit J is hereby added to the Investment Agreement in the form of Exhibit J attached hereto.

Section 3.  Amendment to Section 9(74).  The definition of “Form of Amended Credit Agreement” in Section 9(74) of the Investment Agreement is hereby amended and restated as follows:

(74) “Form of Amended Credit Agreement” means the form attached hereto as Exhibit A after giving effect to the matters referred to in Exhibit J, with such additions, modifications, alterations, corrections or other changes as the Investor deems advisable in its sole discretion (exercised in good faith) (i) to add, provide or complete any schedule, annex, exhibit, numerical amount or other information that is omitted, missing or incomplete, or to modify, alter, correct or change (including without limitation by deleting or replacing) any wording that is in brackets, (ii) to cure any ambiguity, mistake, omission or defect, (iii) to cure any inconsistency, including with any other provision of the same agreement or of the ABL Agreement or any other Transaction Document, (iv) to address a material risk that (x) the Company will be unable to comply with the terms or conditions of the agreement or (y) by complying with the terms and conditions of the agreement the Company will be subject to a material risk of not complying with the terms and conditions of the ABL Agreement or any other Transaction Document, (v) to effect the intent evidenced by the form attached hereto as Exhibit A after giving effect to the matters referred to in Exhibit J or (vi) to avoid adverse tax consequences to the Company or any of its Subsidiaries, in each case under clauses (i) through (vi) above, as determined by the Investor in its sole discretion (exercised in good faith).

Section 4.  Amendment to Section 3(c)(vi).  The first sentence of Section 3(c)(vi) of the Investment Agreement is hereby amended and restated as follows:

The Company shall have duly authorized, executed and delivered the Amended Credit Agreement for the Term Loan Refinancing (or the Alternative Term Loan Refinancing, as the case may be) (i) in the case of the Term Loan Refinancing, in the form of the Form of Amended Credit Agreement or (ii) in the case of the Alternative Term Loan Refinancing, on terms and conditions that are (x) no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions contemplated in the Form of Amended Credit Agreement without giving effect to the matters referred to in Exhibit J, as determined by the Investor in its sole discretion (exercised in good faith) or (y) otherwise acceptable to the Investor in its sole discretion (exercised in good faith).

Section 5.  Amendment to Section 6(g)(iii).  Section 6(g)(iii) of the Investment Agreement is hereby amended and restated as follows:

(iii) In the event the Term Loan Refinancing is not available on the terms and conditions contemplated in the Form of Amended Credit Agreement for any reason, the Company shall use its reasonable best efforts (and the Investor shall use commercially reasonable efforts to cooperate with the Company in such efforts, including by actively assisting the Company in its negotiation of related definitive documentation) to amend and restate the terms of the Credit Agreement (A) on terms and conditions (x) that are no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the Investor as a prospective shareholder of the Company than the terms and conditions contemplated in the Form of Amended Credit Agreement without giving effect to the matters referred to in Exhibit J, as determined by the Investor in its sole discretion (exercised in good faith) or (y) otherwise acceptable to the Investor in its sole discretion (exercised in good faith), and (B) to extend the maturity of $150 million principal amount of the term loans outstanding under the Credit Agreement (an “Alternative Term Loan Refinancing”), as promptly as practicable but in any event no later than the Outside Date.

Section 6.  Amendment to Section 6(q).  Section 6(q) of the Investment Agreement is hereby amended and restated as follows:

At the request of the Investor, the Board shall approve (i) the Amended Credit Documents so long as (A) in the case of the Term Loan Refinancing, the Amended Credit Agreement is in the form of the Form of Amended Credit Agreement or (B) in the case of the Alternative Term Loan Refinancing, the Amended Credit Agreement is on terms and conditions that are (x) no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions contemplated in the Form of Amended Credit Agreement without giving effect to the matters referred to in Exhibit J, as determined by the Investor in its sole discretion (exercised in good faith) or (y) otherwise consented to by the Company, such consent not to be unreasonably withheld; (ii) the ABL Documents so long as the ABL Agreement is on terms and conditions that are no less favorable (as to each item and in the aggregate) to the Company and the Investor as a prospective shareholder of the Company than the terms and conditions summarized in the ABL Term Sheet, as determined by the Investor in its sole discretion (exercised in good faith) and are otherwise (1) consistent with and no less favorable to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions of asset-based revolving credit financing transactions for companies sponsored by CD&R, Inc., as determined by the Investor in its reasonable discretion (exercised in good faith), or (2) consented to by the Company, such consent not to be unreasonably withheld and (iii) the Ancillary Refinancing Agreements are consistent with and no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions of the respective document or agreement for companies sponsored by CD&R, Inc., as determined by the Investor in its reasonable discretion (exercised in good faith), or consented to by the Company, such consent not to be unreasonably withheld.

Section 7.  No Further Amendment.  Except as expressly amended hereby, the Investment Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment No. 3 is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Investment Agreement or any of the documents referred to therein.

Section 8.  Effect of Amendment.  This Amendment No. 3 shall form a part of the Investment Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment No. 3 by the parties hereto, any reference to the Investment Agreement shall be deemed a reference to the Investment Agreement as amended hereby. This Amendment No. 3 shall be deemed to be in full force and effect from and after the execution of this Amendment No. 3 by the parties hereto.

Section 9.  Miscellaneous.  Section 12 (Successors and Assign); Section 13 (Amendments; Waiver); Section 14 (Headings); Section 15 (Severability); Section 16 (Liability Limitations); Section 17 (Integration); Section 18 (Governing Law); Section 19 (Counterparts); Section 23 (Specific Performance; Jurisdiction); Section 24 (Waiver of Jury Trial); Section 25 (Interpretation); Section 26 (No Third Party Beneficiaries); and Section 27 (Certain Considerations Relating to Bankruptcy) of the Investment Agreement shall apply to this Amendment No. 3, mutatis mutandis.

[Signature Page Follows]

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

CLAYTON, DUBILIER & RICE FUND VIII, L.P.
By: CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name:     Theresa A. Gore

Title:	Vice President, Treasurer and Assistant Secretary

[Signature Page to the Amendment No. 3 to the Investment Agreement]

NCI BUILDING SYSTEMS, INC.

By:	/s/ Norman C. Chambers
Name:     Norman C. Chambers

Title:	Chief Executive Officer

[Signature Page to the Amendment No. 3 to the Investment Agreement]

EXHIBIT J

1. [Intentionally omitted]

2. The definition of the term “Applicable Margin” in the Form of Amended Credit Agreement will be modified (a) to substitute “5.00% per annum” for “4.00% per annum” with respect to ABR Loans, and “6.00% per annum” for “5.00% per annum” with respect to Eurocurrency Loans, respectively, in clause (i) thereof, and (b) to insert the phrase “ending on or after October 30, 2011” after the phrase “most recently completed fiscal quarter of the Borrower” in clause (ii) thereof.

3. The following definition will be added to the Form of Amended Credit Agreement in appropriate alphabetical order:

“2009 Tax Refund”: any U.S. federal or state income tax refund received by the Borrower or any Subsidiary thereof (including the amount of such refund that would have been received by the Borrower or such Subsidiary but for being utilized to offset any tax liability otherwise payable by the Borrower or such Subsidiary) to the extent attributable to (and that would not have been so received but for) any carryback of net operating losses, capital losses, tax credits or similar tax attributes, if any, of the Borrower and its Subsidiaries for the taxable year ended on November 1, 2009 to any prior taxable year, provided that, for these purposes, (i) the amount of any state income tax refund shall be net of U.S. federal income tax cost thereof to the Borrower or any of its Subsidiaries, (ii) a 2009 Tax Refund shall not include any refund of state income taxes as a result of an audit or examination of any tax return of the Borrower or any Subsidiary thereof and (iii) a 2009 Tax Refund shall not include any refund of U.S. federal income taxes as a result of an audit or examination of any tax return of the Borrower or any Subsidiary thereof unless the amount of such refund exceeds $4,000,000.

“Tax Refund Calculation Date: (i) each day on which the Borrower or any Subsidiary receives a 2009 Tax Refund of U.S. federal income taxes and (ii) the last day of any fiscal quarter of the Borrower if during such fiscal quarter the Borrower and its Subsidiaries have received 2009 Tax Refunds of state income taxes, in the aggregate, in excess of $100,000, provided that if, during any fiscal quarter, the Borrower and its Subsidiaries have received 2009 Tax Refunds of state income taxes that, in the aggregate, do not exceed $100,000, then the amount of such 2009 Tax Refunds received in such fiscal quarter shall be treated as being received by the Borrower and its Subsidiaries in the immediately following fiscal quarter for the purpose of this clause (ii).

4. The definition of “Excess Cash Flow” in the Form of Amended Credit Agreement will be modified to delete the words “plus (m)” in the last line thereof and insert in lieu thereof the words “minus (m) to the extent included in calculating EBITDA for such period, any 2009 Tax Refund or any portion thereof, plus (n).”

5. Section 3.4(c) of the Form of Amended Credit Agreement will be modified to renumber paragraph (iii) as paragraph (iv).

6. Section 3.4(c) of the Form of Amended Credit Agreement will be modified to insert a new paragraph (iii) in numerical order as follows:

“(iii) On or before the date (each such date, a “Tax Refund Prepayment Date”) that is 45 calendar days after each Tax Refund Calculation Date, the Borrower shall, in accordance with Section 3.4(d) and Section 3.4(e), prepay the Term Loans in an amount equal to the Tax Refund Prepayment Amount (if greater than zero) with respect to such Tax Refund Calculation Date. As used herein, the term “Tax Refund Prepayment Amount” with respect to any Tax Refund Calculation Date means the amount equal to the excess of (1) the greater of (x) $10 million and (y) 50% of the aggregate amount of all 2009 Tax Refunds received by the Borrower and its Subsidiaries from the date of this Agreement to such Tax Refund Calculation Date over (2) the aggregate principal amount of Term Loans prepaid pursuant to Section 3.4(a) (other than any principal amount of Term Loans so prepaid that has previously been applied by the Borrower pursuant to Section 3.4(c)(ii) to reduce the amount of any prepayment of Term Loans otherwise required pursuant to Section 3.4(c)(ii)), repurchased pursuant to Section 3.4(b) or prepaid pursuant to this Section 3.4(c)(iii), in each case from the date of this Agreement to the Tax Refund Prepayment Date corresponding to such Tax Refund Calculation Date.”

7. Section 3.4(c)(ii) will be modified to insert the phrase “(other than any principal amount of Term Loans so prepaid that has previously been applied by the Borrower pursuant to Section 3.4(c)(iii) to reduce the amount of any prepayment of Term Loans otherwise required pursuant to Section 3.4(c)(iii))” after the phrase “the aggregate principal amount of Term Loans prepaid pursuant to Section 3.4(a)” where it appears twice in Section 3.4(c)(ii).

8. Article VI of the Form of Amended Credit Agreement will be modified to add the following:

“Section 6.11 2009 Tax Refund.

“The Borrower shall use reasonable best efforts to obtain the maximum amount of any 2009 Tax Refund of U.S. federal income taxes and shall use commercially reasonable efforts to obtain any 2009 Tax Refund of state income taxes, in each case that is legally due to the Borrower or any Subsidiary thereof, as soon as reasonably practicable and based on positions determined by the Borrower in good faith and consistent with past practice of the Borrower and its Subsidiaries in the ordinary course, provided that this Section 6.11 shall not apply to any 2009 Tax Refund of state income taxes that, in the good faith judgment of the Borrower, is not expected to be greater than $25,000, and provided, further, that neither the Borrower nor any Subsidiary thereof shall be required to file any tax return prior to the due date (taking into account applicable extensions) for filing such tax return.”

9. Article VI of the Form of Amended Credit Agreement will be modified to add a new affirmative covenant that will read as follows:

“Section 6.12 Notice of Any ABL Refinancing.

“If the Borrower shall have determined to replace or refinance the ABL Facility Agreement, the Borrower shall give notice to the Administrative Agent of such determination (and the Administrative Agent agrees to so notify the Lenders). The Lenders shall have an opportunity (for such period of time as the Borrower shall in good faith determine to be reasonable) to make a proposal to provide such replacement or refinancing of the ABL Facility Agreement, provided that (i) the Borrower shall not have any obligation to accept any such proposal or to enter into, continue or consummate any discussions, negotiations, understanding or agreement with any of the Lenders or any other Person with respect to any such proposal or any replacement or refinancing of the ABL Facility Agreement, (ii) if the Borrower elects to enter into any discussions or negotiations with any of the Lenders or any other Person with respect to any such proposal or any replacement or refinancing of the ABL Facility Agreement, the Borrower shall have the right in its sole discretion to suspend, discontinue or terminate such discussions or negotiations at any time or from time to time, and (iii) notwithstanding any other provision hereof, the Borrower shall not have any liability to any of the Lenders with respect to any fees, expenses or other obligations or liabilities that any of the Lenders or any other Person may incur in making any such proposal or in entering into or continuing any such discussions or negotiations.”

10. Section 9.10 of the Form of Amended Credit Agreement will be modified to read as follows:

“(a) Subject to the appointment of a successor as set forth herein, the Administrative Agent and the Collateral Agent may resign or be removed as Administrative Agent or Collateral Agent, respectively, under this Agreement and the other Loan Documents, as follows:

“(i) The Administrative Agent and the Collateral Agent may resign as Administrative Agent or Collateral Agent, respectively, upon 10 days’ notice to the Lenders and the Borrower.

“(ii) If the Administrative Agent or the Collateral Agent is a Defaulting Lender or an Affiliate of a Defaulting Lender, either the Required Lenders or the Borrower may, upon 10 days’ notice to the Administrative Agent or Collateral Agent, as applicable, remove such agent.

“(iii) If an ABL Default Event shall have occurred and be continuing, and the Administrative Agent or Collateral Agent, as applicable, is an Affiliate of or the same Person as the administrative agent or collateral agent under the ABL Facility Agreement, the Required Lenders may, upon 10 days’ notice to the Administrative Agent or Collateral Agent, as applicable, remove such agent.

“(b) If the Administrative Agent or Collateral Agent shall resign or be removed as Administrative Agent or Collateral Agent, as applicable, under this Agreement and the other Loan Documents, then the Required

Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall be subject to approval by the Borrower, whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent or the Collateral Agent, as applicable, and the term “Administrative Agent” or “Collateral Agent,” as applicable, shall mean such successor agent effective upon such appointment and approval, and the former Agent’s rights, powers and duties as Administrative Agent or Collateral Agent, as applicable, shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement or any holders of the Term Loans. After any retiring Agent’s resignation or removal as Agent, the provisions of this Article IX shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement and the other Loan Documents. Additionally, after any retiring Agent’s resignation as such Agent, the provisions of this Section shall inure to its benefit as to any actions taken or omitted to be taken by it while it was such Agent under this Agreement and the other Loan Documents.

“(c) Any successor agent shall be subject to approval by the Borrower, which approval (i) shall not be unreasonably withheld or delayed in the case of any successor agent that is a commercial bank with a combined capital and surplus of at least $500,000,000 and (ii) may otherwise be withheld by the Borrower in its sole discretion. It is understood and agreed that the Borrower shall have no obligation to pay any fee to any successor agent that is greater than or in addition to the fees payable to the Administrative Agent on the date hereof.”

11. The Form of Amended Credit Agreement will be modified to include a definition of “ABL Default Event” that will provide that an ABL Default Event will have occurred if any of certain specified major events of default has occurred and is continuing, and the administrative agent or collateral agent under the ABL Facility Agreement shall have exercised any remedy provided for thereunder and shall not have rescinded such action (it being understood and agreed that the definitive wording of such definition shall be determined in accordance with the definition of the term “Form of Amended Credit Agreement,” including clause (i) of such definition).